82-4033



中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**

29 May 2003



The U.S. Securities and Exc
450 Fifth Street, N.W.
Room 3099, Office of Intern
Mail Stop 3-7
Washington D.C. 20549

03 JUN 7:21

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
27 May 2003	First Quarter Financial Statement

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

dlw 6/19

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO INVESTMENT (SINGAPORE) LIMITED

First Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i) Income Statement

	Group		
	S$'000		%
	Q1 2003	Q1 2002	Change
Turnover	21,528	22,207	(3)
Cost of sales	(15,349)	(16,389)	(6)
Gross profit	6,179	5,818	6
Other operating income	498	1,214	(59)
Distribution costs	(279)	(261)	7
Administrative expenses	(2,421)	(2,373)	2
Other operating expenses	0	(2)	NM
Exceptional item	15	28	NM
Operating profit	3,992	4,424	(10)
Net finance costs	(2,420)	(3,023)	(20)
Share of results of associated companies	2,600	886	193
Amortisation of goodwill of an associated company	(145)	(96)	51
Profit before tax	4,027	2,191	84
Tax	(883)	(657)	34
Profit from ordinary activities	3,144	1,534	105
Minority interests	(178)	(255)	(30)
Net profit	2,966	1,279	132

(ii) Breakdown and Explanatory Notes to Income Statement

Group		
S$'000		%
Q1 2003	Q1 2002	Change

Profit before tax is arrived at after (charging)/crediting:			
Other income including interest income	597	1,304	(54)
Interest on borrowings	(2,893)	(2,975)	(3)
Depreciation and amortisation	(5,626)	(5,783)	(3)
Foreign exchange gain/(loss)	374	(138)	NM
The Group's exceptional items comprise the following:			
Profit from disposal of subsidiaries	15	28	(46)

Adjustments for over/(under) provision of tax in respect of prior years:			
Income tax	(281)	0	NM

NOTES:
NM denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group S$'000		Company S$'000	
	31/03/2003	31/12/2002	31/03/2003	31/12/2002
Current assets				
Bank and cash balances	13,568	18,436	2,452	6,598
Fixed deposits with financial institutions	17,817	13,976	14	14
Trade and other receivables [1]	38,641	53,978	4,679	19,779
Short-term investments (net of provision for diminution in value of $351,275)	0	0	0	0
Trading property	630	630	0	0
Completed property	38,661	38,661	0	0
	109,317	125,681	7,145	26,391
Non-current assets				
Deferred expenditure	6	0	6	0
Non-trade debtor	1,015	882	0	0
Loan to related companies [2]	30,531	22,791	30,531	22,791
Long-term investments [3]	479	7,706	200	200
Associated companies	26,957	28,229	25,670	25,670
Subsidiaries	0	0	194,217	198,113
Investment properties	30,389	30,427	0	0
Property, plant and equipment	354,779	350,773	557	588
Deferred tax assets	494	494	0	0
	444,650	441,302	251,181	247,362

Total assets	553,967	566,983	258,326	273,753
Current liabilities				
Trade and other payables	45,289	43,825	802	1,333
Bank borrowings	33,239	33,643	1,221	1,747
Other term loans	6,865	6,750	0	0
Loan from immediate holding company [4]	500	6,924	500	6,924
Short-term advance from an associated company	500	500	500	500
Short-term advance from a subsidiary	0	0	0	500
Hire purchase creditors	20	20	0	0
Current tax	861	1,019	0	0
Dividend payable	560	188	560	188
	87,834	92,869	3,583	11,192
Non-current liabilities				
Bank borrowings	171,792	183,123	33,653	45,982
Other term loans	49,772	50,624	0	0
Other long-term creditors and deferred income	2,486	2,473	115	118
Hire purchase creditors	72	77	0	0
Preference shares	49,813	49,813	49,813	49,813
Deferred tax liabilites	401	1,108	182	888
	274,336	287,218	83,763	96,801
Total liabilities	362,170	380,087	87,346	107,993
Net assets	191,797	186,896	170,980	165,760
Shareholders' equity				
Share capital	124,945	124,945	124,945	124,945
Reserves	14,361	11,025	11,712	11,712
Retained profits	50,490	48,373	34,323	29,103
Interests of shareholders of Cosco Investment (Singapore) Limited	189,796	184,343	170,980	165,760
Minority interests	2,001	2,553	0	0
	191,797	186,896	170,980	165,760

NOTES:

[1] The decrease was due to the repayment by related companies amounted to S$18,117,000 in the quarter.

[2] The increase in loan to related companies was mainly due to the disposal of a subsidiary, Revo Technologies Ltd ("Revo"), to the immediate holding company on 28 February 2003. As a result of the disposal, the loan to Revo had been reclassified as Loan to related companies at the end of the financial period.

[3] The decrease in Long-term investments was also due to the disposal of Revo which has an investment of S$7,228,000 in Cosco Network Ltd.

[4] The decrease was due to the repayment of loans in the quarter.

[5] Certain comparative figures have been reclassified to conform with the current financial

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
38,903,000	2,221,000	38,667,000	9,171,000

Amount repayable after one year

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
220,635,000	50,813,000	231,048,000	52,589,000

Details of any collateral

All secured borrowings are secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading properties with net book values totalling $417,525,000 (31/12/2002: $413,607,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group S$'000	
	Q1 2003	Q1 2002
Cash flow from operating activities		
Profit before tax and share of results of associated companies	1,571	1,402
Adjustments for:		
Depreciation of property, plant and equipment	5,588	5,475
Depreciation of investment properties	38	306
Exchange differences	102	142
Profit on disposal of property, plant and equipment	(22)	(2)
Property, plant and equipment written off	0	2
Loss on disposal of subsidiaries	(15)	(27)
Preference dividend (financing)	372	360
Interest expense (financing)	2,522	2,615
Interest income (investing)	(99)	(90)
Operating cash flow before working capital changes	10,057	10,183

Changes in operating assets and liabilities, net of effects from disposal of subsidiaries		
Inventories	0	(1,906)
Debtors	18,112	(9,435)
Creditors	1,316	15,060
Cash generated from operations	29,485	13,902
Income tax paid	(465)	(711)
Net cash inflow from operating activities	29,020	13,191
Cash flow from investing activities		
Proceeds from disposal of subsidiaries, net of cash disposed	0	2,125
Payments for purchase of an associated company	0	(10,097)
Proceeds from disposal of property, plant and equipment	58	25
Payments for purchase of property, plant and equipment	(4,301)	(6,046)
Increase in deferred expenditure	(6)	(80)
Interest income	102	90
Net cash outflow from investing activities	(4,147)	(13,983)
Cash flow from financing activities		
Decrease in bank loans and other term loans	(15,843)	(10,381)
Repayment of hire purchase creditors	(5)	(8)
Dividends paid to shareholders of Subsidiaries	(738)	0
(Repayment of)/Increase in loan from immediate holding company	(6,425)	922
Proceeds from issue of ordinary shares	0	71
Interest expense	(2,345)	(2,520)
Net cash outflow from financing activities	(25,356)	(11,916)
Net decrease in cash and cash equivalents held	(483)	(12,708)
Cash and cash equivalents at the beginning of the financial period	21,474	28,588
Cash and cash equivalents at the end of the period	20,991	15,880
Cash and cash equivalents represented by:		
Bank and cash balances	13,568	13,998
Fixed deposits with financial institutions	17,817	15,637

Bank overdrafts	(10,394)	(13,755)
	20,991	15,880

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 January 2003	124,945	11,025	48,373	184,343
Net gain not recognised in income statement				
- Foreign currency translation differences	0	2,487	0	2,487
Net profit for the financial period	0	0	2,966	2,966
Total recognised gains for the financial period	0	2,487	2,966	5,453
Transfer from retained profits	0	849	(849)	0
Balance at 31 March 2003	124,945	14,361	50,490	189,796
Balance at 1 January 2002	111,485	18,376	47,395	177,256
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(159)	0	(159)
Net profit for the financial period	0	0	1,279	1,279
Total recognised (losses) /gains for the financial period	0	(159)	1,279	1,120
Issue of share capital	13,250	1	0	13,251
Balance at 31 March 2002	124,735	18,218	48,674	191,627

	Share capital	Reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000
The Company				
Balance at 1 January 2003	124,945	11,712	29,103	165,760
Net profit for the financial period	0	0	5,220	5,220
Balance at 31 March 2003	124,945	11,712	34,323	170,980
Balance at 1 January 2002	111,485	11,706	30,156	153,347
Net loss for the financial period	0	0	(1,143)	(1,143)
Issue of share capital	13,250	1	0	13,251
Balance at 31 March 2002	124,735	11,707	29,013	165,455

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for

acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There were no change in the issued and paid-up capital since the end of the previous period reported on.

The number of shares that may be issued upon the exercise of all the share options under the Cosco Group Employees' Share Option Scheme is 9,340,000 (31/03/2002: 9,040,000).

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements as at 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Not Applicable

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	Group	
	Q1 2003	Q1 2002
(i) Based on the weighted average number of ordinary shares in issue	0.47 cents	0.21 cents
(ii) On a fully diluted basis	0.42 cents	0.21 cents

The earnings per ordinary share for the period ended 31 March 2003 is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend of 5.7 cents amounting to $2,966,000 (31/03/2002: $1,279,000) by the weighted average number of ordinary shares in issue of 624,727,309 (31/03/2002: 601,658,956).

The fully diluted earnings per share for the period ended 31 March 2003 is based on the weighted average number of ordinary shares in issue of 791,993,724 (31/03/2002: 602,728,010). This number is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Convertible Preference Shares (RCCPS) which would dilute the basic earnings per share. For the period ended 31 March 2003, the exercise of share options (31/03/2002: RCCPS) would have an anti-dilutive effect, and there is therefore no adjustment made for the assumed exercise of share options (31/03/2002: RCCPS).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/2003	31/12/2002	31/03/2003	31/12/2002
Net asset value per ordinary share	30.38 cents	29.51 cents	27.37 cents	26.53 cents

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

In reviewing the first quarter results, it is important to note the restructuring initiatives undertaken by the Group in FY 2002, as these would have a bearing on current year results. Significant restructuring events last year included the acquisition of a 50% stake in Cosco (Nantong) Shipyard Co., Ltd in February 2002 to add to shipping related core activities, and the divestment of non-core Shanghai properties in December 2002.

Operating conditions remained challenging in the three months to 31 March 2003. However, the Group had started to benefit from prior year restructuring efforts to invest in profitable shipping related core activities and to divest the less profitable non-core activities. In the first quarter, group turnover decreased 3% to $21.5 million. The decline in group turnover was mainly due to the termination of rental income from Shanghai properties that were sold in December 2002.

Following the restructuring efforts to focus on the more profitable core businesses and with better cost control, gross profit rose 6% to $6.2 million. Consequently, gross profit margin improved from 26.2 % in the first quarter 2002 to 28.7% in the first quarter 2003.

The decline in other operating income was due to a $222,000 write-back of provision for doubtful debt in the previous quarter and a current quarter decrease of $516,000 in amount recoverable from the immediate holding company pursuant to an option agreement for residential properties held by subsidiary, Cosland (SR) Development Pte Ltd. With higher occupancy and rental income, Cosland (SR)'s losses declined, and hence a reduced amount was claimed against the immediate holding company under the option agreement.

The firmer US Dollar in the first quarter resulted in a foreign exchange gain of $374,000 and this contributed to lower finance costs. Associated company Cosco (Nantong) Shipyard Co., Ltd reported better performance due to higher volume of ship repair work and improved

control of costs, and together with a full quarter contribution, associate income rose a strong 193% to $2.6 million. With the growth in associate contribution, group profit before tax increased 84% to $4.03 million.

The Group's effective tax rate was reduced from 30% to 21.9% during the quarter. This was mainly due to higher exempt shipping income and the contribution from the associated company Cosco (Nantong) Shipyard Co., Ltd whose profit was taxed at a concessionary rate of 12%. With higher contribution from associated company and a lower tax rate, net profit increased 132% to $2.97 million in the first quarter.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The Group's results for Q1 2003 are in line with the commentary made in paragraph 10 of the Group 2002 Full Year Financial Statement and Dividend Announcement released on 28 February 2003.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Business conditions are expected to remain challenging for the rest of the current financial year. The outbreak of SARS in Asia has added to the overall business uncertainty, although for the Group SARS has not caused any negative impact yet. Every precaution has been taken to protect group businesses from the potential disruption of SARS and the Group is monitoring the situation closely.

Restructuring efforts are continuing in the current year. In April 2003, the Group signed an agreement to purchase a 40% stake in Cosco Dalian Shipyard Co Ltd, with completion scheduled for mid-2003. This associate will add to the second half income.

Prospects for the Group's core shipping and shipping-related businesses remain good. The firmer Baltic Freight Index has resulted in higher charter renewals for some of the Group's bulk carriers, and this improvement will be evident from the second quarter. The Group can continue to expect good contribution from Cosco (Nantong) Shipyard Co., Ltd for the rest of the current financial year.

As shipping and ship repair businesses are transacted in US Dollar, a weaker US Dollar could moderate the second quarter performance, but the Group expects the current trend of growth to continue for the rest of the year. Barring unforeseen circumstances, the Group expects net profit for FY 2003 to be higher than that achieved in FY 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

The directors do not recommend the payment of interim dividend on the ordinary shares for the current financial period.

The dividend of 5.7 cents per RCCPS par value S$0.01 less 22% Singapore Income tax has been accrued for in the accounts as finance cost and will be paid on 15 November 2003 in accordance with the terms of the preference shares.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not Applicable

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not Applicable

15. A breakdown of sales

Not Applicable

Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial period:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate persuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate persuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
Cosco Container Lines	0	4,331

Xing Yuan Pte Ltd	0	334
Cosco Guanzhou	0	172
Cosco Qingdao Crew Co.	0	332
Cosco Shanghai Crew Co.	0	554
Cosco Guangzhou Crew Co.	0	443
	0	6,166

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

BY ORDER OF THE BOARD



Mr Ji Hai Sheng
President
27/05/2003